UNITED STATES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

 JAMES RIVERS GROUP, INC.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

 470359100
(CUSIP Number)

 10/31/2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[ ]

Rule 13d-1(d)

CUSIP No. 470359100

1.

 Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
 Wachovia Corporation  56-0898180
(Formerly named First Union Corporation)

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.

 SEC Use Only

4.

 Citizenship or Place of Organization
North Carolina

 Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.

 Sole Voting Power
0

6.

 Shared Voting Power
0

7.

 Sole Dispositive Power
0

8.

 Shared Dispositive Power
0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person. 0[1]

10.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.

11.

Percent of Class Represented by Amount in Row (11) 0%

12.

 Type of Reporting Person (See Instructions)

Parent Holding Company (HC)

1 Wachovia Corporation owns 99.6% of the membership interests in Wachovia Capital Partners 2003, LLC, the sole limited partner of HRWCP 1, L.P.  HRWCP 1, L.P and related parties own approximately 1,872,319 shares of the Registrant.  Wachovia Capital Partners 2003, LLC has disclaimed any and all beneficial ownership of the common shares of the Registrant and does not have voting or dispositive power with respect to such shares.

CUSIP No. 470359100

1.

 Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
 Wachovia Investors, Inc.

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.

 SEC Use Only

4.

 Citizenship or Place of Organization
North Carolina

 Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.

 Sole Voting Power
0

6.

 Shared Voting Power
0

7.

 Sole Dispositive Power
0

8.

 Shared Dispositive Power
0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person. 01

10.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.

11.

Percent of Class Represented by Amount in Row (11) 0%

12.

 Type of Reporting Person (See Instructions)

Other (OO)

CUSIP No. 470359100

1.

 Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
 Wachovia Capital Partners 2003, LLC

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.

 SEC Use Only

4.

 Citizenship or Place of Organization
North Carolina

 Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.

 Sole Voting Power
0

6.

 Shared Voting Power
0

7.

 Sole Dispositive Power
0

8.

 Shared Dispositive Power
0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person. 0 1

10.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable.

11.

Percent of Class Represented by Amount in Row (11) 0%

12.

 Type of Reporting Person (See Instructions)

Other (OO)

Item 1.

(a)

 Name of Issuer

  JAMES RIVERS GROUP, INC.

(b)

 Address of Issuer's Principal Executive Offices

 1414 Raleigh Road
 Suite 415
 Capel Hill, NC  27517

Item 2.

(a)

 Name of Person Filing

 Wachovia Corporation

(b)

 Address of Principal Business Office or, if none, Residence

 One Wachovia Center
 Charlotte, North Carolina 28288-0137

(c)

 Citizenship

 North Carolina

(d)

 Title of Class of Securities

  Common Stock

(e)

 CUSIP Number

929903102

Item 3.

If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[ ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

[ ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

[ ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[ ]

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

[ ]

An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)

[ ]

An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)

[X ]

A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)

[ ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[ ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 0.

(b)

Percent of class: 0%.

(c)

Number of shares as to which the person has:

(i)

 Sole power to vote or to direct the vote
0.

(ii)

 Shared power to vote or to direct the vote
0.

(iii)

Sole power to dispose or to direct the disposition of 0.

(iv)

Shared power to dispose or to direct the disposition of 0.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Item 8.

Identification and Classification of Members of the Group

Not Applicable.

Item 9.

Notice of Dissolution of Group

 Not Applicable.

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 December 22, 2005
 Date
 ________________________________
Signature
 Karen F. Knudtsen

 Vice President and Trust Officer
Name/Title